SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 17)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

David A. Koon
Atlantic Blue Group, Inc.
122 East Tillman Avenue
Lake Wales, Florida 33853
Telephone: (863) 679-9595
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

March 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 17 (this “Amendment No. 17”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company , as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009; Amendment No. 12, filed on February 13, 2009; Amendment No. 13, filed on December 4, 2009, Amendment No. 14, filed on December 22, 2011, Amendment No. 15, filed on December 21, 2012 and Amendment No. 16, filed on January 29, 2013 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 17, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Following ABG's announcement on January 29, 2013 of its intention, in light of changes in the U.S. federal tax code, to actively pursue the sale during 2013 of its entire equity position in the Issuer to a strategic or financial buyer, the Issuer formed a Special Committee, composed entirely of independent directors not affiliated with ABG.

The Issuer has announced that the Special Committee intends to work with its independent financial and legal advisors to identify and evaluate all available strategic and financial alternatives to maximize shareholder value and that are in the best interests of the Issuer and its shareholders. ABG has informed the Issuer that it intends to work cooperatively with the Special Committee with respect to this process, including with respect to a potential sale of the Issuer as an entirety.

There can be no assurance that any agreement will be reached regarding any such transaction or that any such transaction will be consummated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

ATLANTIC BLUE GROUP, INC.

By:	/s/ David A. Koon
	Name:	David A. Koon
	Title:	President, CEO and CFO

ALICO HOLDING, LLC

By:	/s/ David A. Koon
	Name:	David A. Koon
	Title:	Manager